SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 July 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 03 July 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Group Secretariat Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 3rd July, 2009

Lloyds Banking Group plc

Not ification of transaction by persons disch arging managerial responsibilities

On 2nd July, 2009, following the Placing and Compensatory Open Offer (the “Offer”) announced on 20 May 2009, conditional awards in respect of ordinary shares of 25p each in Lloyds Banking Group plc (“Shares”) held by the individuals set out below under the Lloyds TSB long-term incentive plan (LTIP) were adjusted.

We disclosed in the Prospectus for the Offer, published on 20 May 2009, that options and awards under the Lloyds Banking Group Employee Share Plans might be adjusted to take into account the Offer.

Colleagues were generally permitted to participate in the Offer with respect to their private shareholdings. However, they were not eligible to participate with respect to active employee share plans (such as the LTIP and nil cost options) that gave them a future right to acquire shares. Because the Offer was at a discount to current market value, this resulted in a dilution of the value of those share awards. These adjustments restore the value of potential awards and ensure that they are not adversely affected by the Offer.

The details of the adjusted awards are set out below. No other changes to the terms of the awards, which are subject to stretching performance criteria over a three year period, have been made.

Name of individual	Original award date	Original Maximum potential vesting (shares)	Adjusted Maximum potential vesting (shares) as a result of the Offer
J.E. Daniels	2007	534,322	699,725
	2008	838,735	1,098,372
	2009	2,857,536	3,742,108
J. Dawson	2009	1,720,043	2,252,495
M.A. Fisher	2009	1,932,633	2,530,894
A.G. Kane	2007	306,122	400,884
	2008	413,309	541,252
	2009	1,628,933	2,133,182
A.S. Risley	2007	123,893	162,245
	2008	175,131	229,344
	2009	1,035,338	1,355,835
C.F. Sergeant	2007	131,725	172,501
	2008	179,801	235,459
	2009	1,242,407	1,627,003
G.T. Tate	2007	333,951	437,328
	2008	518,638	679,186
	2009	1,766,978	2,313,959
T.J.W. Tookey	2007	52,875	69,242
	2008	71,220	93,266
	2009	1,656,543	2,169,338
H.A. Weir	2007	320,037	419,106
	2008	506,482	663,267
	2009	1,725,565	2,259,727
C.M. Wiscarson	2007	166,975	218,663
	2008	228,838	299,676
	2009	1,352,843	1,771,626

In addition, a nil-cost option held by Mr. M.A. Fisher under the Lloyds TSB Group executive share plan 2003 was also adjusted on 2nd July, 2009 in order to keep its value whole and to ensure that it is not adversely affected by the Offer.

This nil-cost option was granted on 11th March, 2009 in respect of 984,251 Shares. The adjusted number of Shares is 1,288,933. No other changes to the terms of this option have been made.

This notification relates to a transaction notified to Lloyds Banking Group plc yesterday in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

     Lloyds Banking Group plc is registered in Scotland no. 95000

           Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  03 July 2009